THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, California

(408) 782-6686

July 20, 2006

Division of Corporation Finance	VIA EDGAR
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Attention:	Mara L. Ransom, Special Counsel,
Office of Mergers & Acquisitions

Re:	The Coast Distribution System, Inc. (File No. 001-09511)
PRE 14A
Filed June 28, 2006

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of The Coast Distribution System, Inc. (“Coast”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to Coast’s Preliminary Proxy Statement filed with the Commission on June 28, 2006 (the “Proxy Statement”). The Staff’s comments are contained in a letter from the Staff dated July 7, 2006 (the “Comment Letter”).

We believe, and after reviewing our responses we think that the Staff will concur, that no amendment to the Proxy Statement is necessary in order to address the Staff’s comments. In particular, as stated in our responses, in the event that Bell Industries does initiate an election contest, we will file supplemental solicitation materials with the Commission that will include the information requested by the Staff in its Comment Letter.

If you have any questions or would like to discuss these responses with us, we would ask that you contact our legal counsel, Ben A. Frydman, of Stradling Yocca Carlson & Rauth, whose phone number is (949) 725-4150 or the undersigned at (408) 782-6686, ext. 167.

Sincerely

/s/ SANDRA A. KNELL
Sandra A. Knell, Executive Vice President,
Chief Executive Officer and Secretary

cc:	Thomas R. McGuire

Ben A. Frydman

RESPONSES OF THE COAST DISTRIBUTION SYSTEM, INC. TO THE COMMENT LETTER,

DATED JULY 7, 2006, FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION

RELATING TO THE PRELIMINARY PROXY STATEMENT FILED ON JUNE 28, 2006

Schedule 14A

Election of Directors – Page 6

1. PROVIDE MORE SPECIFIC DISCLOSURE REGARDING THE DISCRETION THAT WILL BE UTILIZED IN CUMULATING AND PRIORITIZING VOTES IN THE EVENT THE ELECTION OF DIRECTORS BECOMES CONTESTED BY BELL INDUSTRIES.

The intentions of Bell Industries (“Bell”) with respect to a possible election contest remain uncertain. Since May 17, 2006, we have not received any communications from Bell and Bell has not taken any action whatsoever since that date to indicate that it intends to conduct an election contest. Among other things, Bell has not identified any candidates that it might nominate for election to our Board of Directors in opposition to our nominees, nor has it filed any proxy solicitation materials with the Commission, despite the fact that only 20 days remain until the date of our Annual Stockholders Meeting.

Additionally, even if Bell still intends to conduct an election contest, we do not know if it plans to nominate one or two opposition candidates for election to our Board of Directors, which is a decision that could materially affect how we would cumulate and prioritize our votes in such an election contest. Consequently, any statements we might have made in the Proxy Statement regarding how we intended to cumulate our votes would have been speculative, at best.

On the other hand, if Bell does initiate an election contest, we should then have the information we need to make an informed decision with respect to how we would cumulate and prioritize our votes in the election contest. Therefore, in that event, we would file supplemental proxy materials with the Commission for mailing to our stockholders that will contain more specific information regarding this matter, as requested by the Staff.

Other Matters – Page 26

2. PLEASE TELL US SUPPLEMENTALLY WHETHER YOU HAVE RECEIVED TIMELY NOTICE OF THIS OR ANY OTHER MATTER FOR CONSIDERATION BY SHAREHOLDERS UNDER THE COMPANY’S GOVERNING INSTRUMENTS OR APPLICABLE STATE LAW. SUPPLEMENTALLY, DESCRIBE IN DETAIL ANY CONTACTS OR NEGOTIATIONS YOUR ARE HAVING OR HAD WITH BELL INDUSTRIES.

(a) Other than Bell Industries’ press release and its letter of May 17, 2004 (referenced on page 26 of our definitive Proxy Statement), we have not received any notice of any matter for consideration by our stockholders at the Annual Meeting.

(b) Other than (i) the publicly disclosed communications from Bell Industries, which contained its unsolicited proposals to acquire Coast, and our publicly disclosed responses to those communications, and (ii) the communications described on page 26 of our Definitive Proxy Statement, we have not had any contacts or engaged in any negotiations with Bell, except as described below.

In July 2005, Bell contacted Coast to determine Coast’s interest in a possible acquisition by Coast of Bell’s recreational products business. Coast was informed by Bell that it was also seeking similar indications of interest from others that it believed might have an interest in acquiring Bell’s recreational products business. In response to that solicitation, Coast did submit two non-binding proposals to acquire that business from Bell. There also were some preliminary discussions between Coast and Bell regarding Coast’s proposals. However, the parties were unable to reach agreement on price and those discussions were terminated by Coast in November 2005. It was shortly after Coast’s termination of those discussions that Bell made the first of its unsolicited proposals to acquire Coast.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy the disclosure in our filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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